UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Air Products and Chemicals, Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-04534	23-1274455
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1940 Air Products Boulevard Allentown Pennsylvania	18106-5500
(Address of Principal Executive Offices)	(Zip Code)

Sean D. Major	610-481-4911
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

Section 1 - Conflict Minerals Disclosure

Items 1.01 Conflict Minerals Disclosure and Report

This Form SD of Air Products and Chemicals, Inc. (the “Company”) is filed pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period of January 1, 2021 to December 31, 2021.

The Company has evaluated its current product lines and determined that certain products we manufacture, or contract to manufacture, contain tin, tungsten, tantalum and/or gold that are necessary to the functionality or production of the products. Our reasonable country of origin inquiry and due diligence concluded that certain of our necessary conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country and may not be from scrap or recycled sources. As a result, we have filed a Conflict Minerals Report.

Conflict Minerals Disclosure

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD and is publicly available at www.airproducts.com/company/governance/commitment-ethical-business.aspx.

Item 1.02 Exhibit

The Company is filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2- Exhibits

Item 2.01 Exhibits

Exhibit 1.01- Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Air Products and Chemicals, Inc.

By:	/s/ Sean D. Major
	Sean D. Major Executive Vice President, General Counsel and Secretary	Date May 31, 2022